FILED PURSUANT TO RULE 424(B)(3)
FILE NUMBER 333-248927
GLOBAL BLUE GROUP HOLDING AG
SUPPLEMENT NO. 2 TO
PROSPECTUS DATED JULY 8, 2021
THE DATE OF THIS SUPPLEMENT IS SEPTEMBER 3, 2021
ON SEPTEMBER 3, 2021, GLOBAL BLUE GROUP HOLDING AG FILED THE ATTACHED REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K
The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

        9/3/21 2:03 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: September 3 , 2021

/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

        9/3/21 2:03 PM

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended June 30, 2021 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2021 as filed with the SEC on June 29, 2021 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three months ended June 30, 2021 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of fiscal year ending March 31, 2022.
•Other Developments
        9/3/21 2:03 PM

•Results of Operations, containing a year-over-year and over two-years (to compare vs. pre-Covid period) analysis of our financial results for the three months ended June 30, 2021, as well as segment information.
•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the supplemental liquidity facility

Business Overview
Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Segment (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including DCC, for which Global Blue is a leading provider. Finally, Global Blue also offers eCommerce Return Solutions (eComm) upon the acquisition of ZigZag Global, a leading e-commerce returns platform.
Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and eCommerce Return Solutions. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and eComm as separate reporting segments, as well as describe the business as a whole.
COVID-19
A novel strain of coronavirus (with the resulting illness referred to as COVID-19), that was first identified in China in December 2019 and began to receive widespread international coverage in January 2020, has resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. Global Blue’s SiS for the financial year ended March 31, 2021 were down 89% relative to the respective period in the prior year. Similarly, Revenues for the same period and relative to the respective period in the prior year, also decreased by 89%. As a result of various waves of COVID-19 outbreak cases worldwide, governments delayed their decisions to open the economy for travel, especially into the EU. Following the approvals of various COVID-19 vaccines, progressive roll-out of vaccinations and recent introduction of the Covid-19 certificate that makes international travelling easier for certificate holders, the shops are gradually reopening and international travel appears to be gradually resuming. Global Blue’s SiS for the three months ended June 30, 2021 versus same period two years ago (pre-Covid levels) decreased 85% which reflects already an improvement vs. last year’s trend; management therefore anticipates that Global Blue’s performance may gradually improve accordingly.
Our results of operations for the financial year ended March 31, 2021 and for the three months ended June 30, 2021 reflect the impact of the COVID-19 outbreak for the entire reporting period which started to affect our business from February 2020. However, given the global and evolving nature of the outbreak, its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the
        9/3/21 2:03 PM

ultimate negative impact and the duration of such negative impact on Global Blue’s results of operations cannot be accurately quantified at this time.
Previous contagious disease outbreaks, such as the SARS outbreak in 2003 and MERS in 2015, have historically temporarily curtailed, to varying degrees, international travel, with growth recovering afterwards to pre-outbreak levels, as a result of a normalization of travel demand and longer-term structural macroeconomic growth tailwinds. Although the COVID-19 outbreak is more significant both in scale and the global preventative response thereto than previous contagious disease outbreaks and other previous travel disruptions, other travel disruptions (e.g., natural disasters, terrorist attacks and civil unrest) have negatively impacted Global Blue’s results of operations during the affected period, with the effects subsiding and reversing after the disruptions and their related effects end. Notwithstanding the foregoing, given the global and evolving nature of the COVID-19 outbreak, Global Blue cannot predict when the impacts of the COVID-19 outbreak will subside or how quickly thereafter international travel, consumer spending, and demand for tax-free shopping and Global Blue services will return to pre-outbreak levels.
As a consequence, Global Blue has adopted a wide range of short-term measures to reduce its monthly cash expenditures while still maintaining core internal functions, serving clients who remain active and preserving the ability to ramp-up operations to capture volume rebound. These short-term measures included the following impacts to personnel and non-personnel costs which are continuing:
•Personnel costs: Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
•    Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Company to postpone certain tax payments.

For the financial year ended March 31, 2021 the monthly average Operating Expenses after excluding exceptional items (items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance), depreciation and amortization and volume related operating expenses (“Fixed Adjusted Operating Expenses”) were reduced by 53.1% to EUR6.2 million from EUR13.2 million for the financial year ended March 31, 2020 as a result of these short-term measures and gradually some longer-term measures.
These short-term measures constituted the first phase of Fixed Adjusted Operating Expenses reductions. The measures took advantage of various government support schemes, which, in most cases have expired albeit some countries, such as Germany, still maintain them. Accordingly, a portion of the cost savings achieved by these short-term measures were limited in time, and consequently Global Blue gradually has implemented the next phase of reductions in Fixed Adjusted Operating Expenses, which partially superseded the short-term measures. The recent trend already reflects this effect since, for the three months ended June 30, 2021 vs two years ago (pre-Covid period), the monthly average Fixed Adjusted Operating Expenses decreased by 46.7% to EUR6.6 million (decreased 50.5% on a like-for-like basis i.e., without ZigZag costs).
Global Blue expects these long-term measures to enable the Company to operate longer-term with a materially lower cost structure at normalized volume levels. As short-term measures become superseded by Global Blue’s long-
        9/3/21 2:03 PM

term measures, Global Blue expects that the EUR6.2 million average monthly savings in Fixed Adjusted Operating Expenses achieved during the financial year end March 31, 2021 predominantly in connection with the short-term measures (representing an annual run rate of approximately EUR80 million) will gradually decline to an annual run rate of approximately EUR50 million in Fixed Adjusted Operating Expenses.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent in key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is partly derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS and AVPS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS and Total SiS for the three months ended June 30, 2021, 2020 and 2019:

	Three Months Ended June 30
	2021	2020	2019
	(in EUR billions)
TFSS SiS	0.4	0.1	4.5
AVPS SiS	0.5	0.2	1.1
Total SiS	0.9	0.3	5.7

        9/3/21 2:03 PM

TFSS SiS
TFSS SiS increased by EUR0.3 billion to EUR0.4 billion for the three months ended June 30, 2021, from EUR0.1 billion for the three months ended June 30, 2020. This increase is attributed to the relief of the COVID-19 restrictions, which resulted in governments easing restriction measures, businesses cautiously reopening and slowly coming back to their operations and allowing business-related travel, and individuals deciding to take the opportunity to do some leisure travel in an attempt to return to the new normal.
TFSS SiS decreased by EUR4.1 billion, or 91.2%, to EUR0.4 billion for the three months ended June 30, 2021, from EUR4.5 billion for the three months ended June 30, 2019. This decrease is attributed to the outbreak of the COVID-19 outbreak, which resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.

AVPS SiS
AVPS SiS increased by EUR0.3 billion to EUR0.5 billion for the three months ended June 30, 2021, from EUR0.2 billion for the three months ended June 30, 2020 and as noted above, performance is gradually improving as a result of vaccination roll-out, introduction of Covid Certificates and consequently international travelling slowly resuming.
AVPS SiS decreased by EUR0.7 billion, or 59.1% to EUR0.5 billion for the three months ended June 30, 2021, from EUR1.1 billion for the three months ended June 30, 2019, performance significantly declined following the outbreak of the COVID-19 pandemic.

Certain Non-IFRS Financial Measures
Other metrics that our management considers regarding our results of operations are Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.
These non-IFRS measures are presented because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects.” Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

        9/3/21 2:03 PM

Results of Operations
Comparison of Results of Operations for the three months ended June 30, 2021, 2020 and 2019.
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three months ended June 30, 2021, 2020 and 2019:

	Three Months Ended June 30
	2021	2020	2019
	(in EUR millions)
Income Statement Data:
Total revenue	16.7	7.6	100.5
Of which: TFSS revenue	9.1	5.7	84.5
Of which: AVPS revenue	4.9	1.9	15.9
Of which: eComm revenue	2.8	—	—
Operating expenses	(56.9)	(56.8)	(90.8)
Operating Profit/(Loss)	(40.2)	(49.2)	9.7
Finance Income	0.2	2.3	2.2
Finance Costs	(6.6)	(9.6)	(9.3)
Net finance costs	(6.5)	(7.3)	(7.1)
Profit/(Loss) before tax	(46.6)	(56.5)	2.5
Income tax benefit/(expense)	5.9	5.8	(3.3)
Profit/(Loss) for the period	(40.7)	(50.7)	(0.8)

Total revenue
Our Total revenue increased by EUR9.1 million to EUR16.7 million for the three months ended June 30, 2021, from EUR7.6 million for the three months ended June 30, 2020, as a result of the EUR3.4 million increase in TFSS revenue, a EUR2.9 million increase in AVPS revenue and EUR2.8 million new revenue as a result of ZigZag Global Acquisition in March 2021.
Our Total revenue decreased by EUR83.7 million, or 83.4%, to EUR16.7 million for the three months ended June 30, 2020, from EUR100.5 million for the three months ended June 30, 2019, as a result of the EUR75.4 million decrease in TFSS revenue and EUR11.1 million decrease in AVPS revenue.
The revenue of our TFSS reporting segment increased by EUR3.4 million to EUR9.1 million for the three months ended June 30, 2021, from EUR5.7 million for the three months ended June 30, 2020.
The revenue of our TFSS reporting segment decreased by EUR75.4 million, or 89.2%, to EUR9.1 million for the three months ended June 30, 2020, from EUR84.5 million for the three months ended June 30, 2019. This sharp decline, largely in line with the decline of TFSS SIS, is entirely driven by the unprecedented disruption of the travel and tourism industry caused by the COVID-19 outbreak.
The revenue of our AVPS reporting segment increased by EUR2.9 million to EUR4.9 million for the three months ended June 30, 2021, from EUR1.9 million for the three months ended June 30, 2020.
        9/3/21 2:03 PM

The revenue of our AVPS reporting segment decreased by EUR11.1 million, or 69.6%, to EUR4.9 million for the three months ended June 30, 2020, from EUR15.9 million for the three months ended June 30, 2019. This Revenue decline is more important than the SiS decline due to an increase of local payments mix of the acquiring business in Australia which have lower margins.
The revenue of our eComm reporting segment was EUR2.8 million for the three months ended June 30, 2021. Revenue from this reporting segment is new to this new financial year as a result a business combination from ZigZag Global acquisition in March 2021.
Operating expenses
The table below provides the key breakdown of the operating expenses:

	Three Months Ended June 30
	2021	2020	2019
	(in EUR millions)
Variable Adjusted Operating expenses	(4.8)	(2.6)	(18.6)
Fixed Adjusted Operating expenses	(22.6)	(19.9)	(42.4)
Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)	(27.4)	(22.5)	(61.0)
Exceptional items	(1.4)	(4.9)	(1.9)
Amortization of intangible assets acquired through business combinations	(18.1)	(18.6)	(18.7)
Other Depreciation and amortization	(10.0)	(10.8)	(9.3)
Depreciation and amortization	(28.1)	(29.4)	(28.0)
Total operating expenses	(56.9)	(56.8)	(90.8)

Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)
Our Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR4.9 million, or 21.7%, to EUR27.4 million for the three months ended June 30, 2021, from EUR22.5 million for the three months ended June 30, 2020. This increase is mainly attributable to EUR2.2 million increase of Variable Adjusted Operating expenses driven by increased volumes and EUR2.7 million increase in Fixed Adjusted Operating expenses, of which EUR1.6 million are incremental fixed costs due to the business combination of ZigZag Global.
Our Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR33.6 million, or 55.1%, to EUR27.4 million for the three months ended June 30, 2021, from EUR61.0 million for the three months ended June 30, 2019. The decrease is attributable to EUR13.8 million or 74.1% decrease (84.2% decrease without ZigZag Global effect) of Variable Adjusted Operating expenses mainly driven by volume related Costs and EUR19.8 million or 46.7% decrease (50.5% decrease without ZigZag Global effect) in Fixed Adjusted Operating expenses due to cost savings program implement by management as a result of Covid-19 outbreak.
Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR2.2 million, or 86.2%, to EUR4.8 million for the three months ended June 30, 2021, from EUR2.6 million for the three months ended June 30, 2020. These volume driven expenses increased slower than Revenue, which increased 119.1% in the same period.
        9/3/21 2:03 PM

Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR13.8 million, or 74.1% to EUR4.8 million for the three months ended June 30, 2021, from EUR18.6 million for the three months ended June 30, 2019. These volume driven expenses decreased slower than then the revenue, which decreased only 83.4%. This relationship between revenue and variable costs decline was impacted by the new cost structure of ZigZag Global which was acquired in March 2021. When neutralizing the effect of ZigZag new costs, the Variable costs decreased 84.2% between these two periods which compares with a revenue decrease of 86.1% in the same period.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) increased by EUR2.7 million or 13.4%, to EUR22.6 million for the three months ended June 30, 2021, from EUR19.9 million for the three months ended June 30, 2020. In the same period and upon neutralizing the effect of the new costs from ZigZag Global, the Fixed Adjusted Operating expenses have increased 5.4%. As noted above, the short term cost savings measures applied by management gradually started to reduce (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and are gradually being replaced by longer-term measures which offset only partially the short-term measures benefits.
Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR19.8 million, or 46.7% (without ZigZag Global costs, they decreased 50.5%), to EUR22.6 million for the three months ended June 30, 2021, from EUR42.4 million for the three months ended June 30, 2019. These savings are a consequence of the combination of short and longer term cost savings measures put in place by the management as a consequence of the significant financial impact caused in the Company as a result of the Covid-19 outbreak.

Exceptional items
Our exceptional items were EUR1.4 million for the three months ended June 30, 2021. The expenses correspond mainly to i) Share based payments EUR0.8 million, ii) Corporate restructuring expenses EUR0.1 million for ZigZag Global acquisition related costs, iii) Impairment EUR0.1 million mostly for writing off capitalized projects and iv) Other Exceptional items EUR0.4 million.
Our exceptional items were EUR4.9 million for the three months ended June 30, 2020. The expenses relate to i) Business restructuring expenses EUR2.6 million linked to severance payments in a number of countries linked to the execution of the cost savings programs initiated by the management, ii) Corporate restructuring expenses EUR2.1 million, a non-cash share-based revaluation charge for change in fair value of the liability for share-based payments recognized according to IFRS 2, iii) Impairment EUR0.1 million for write-off of capitalized projects and iv) Monitoring fee (including Directors fee) EUR0.1 million which includes the remuneration for non-executive directors.
Our exceptional items were EUR1.9 million for the three months ended June 30, 2019. The expenses are due to i) Share based payments EUR1.0 million due to change in fair value of the liability for share-based payments recognized according to IFRS 2, ii) Monitoring fee (including Directors fee) EUR0.4 million, iii) Business restructuring expenses EUR0.3 million , and iv) Net sales of assets (loss) EUR0.2 million.

Depreciation and amortization
Our depreciation and amortization decreased by EUR1.3 million, or 4.4%, to EUR28.1 million for the three months ended June 30, 2021, from EUR29.4 million for the three months ended June 30, 2020.
        9/3/21 2:03 PM

Our depreciation and amortization increased by EUR0.1 million, or 0.4%, to EUR28.1 million for the three months ended June 30, 2021, from EUR28.0 million for the three months ended June 30, 2019.
Our amortization of intangible assets acquired through business combinations decreased by EUR0.5 million, or 2.8%, to EUR18.1 million for the three months ended June 30, 2021, from EUR18.6 million for the three months ended June 30, 2020. This decrease is due to completing amortizing the Currency Select Intangible Asset acquired through business combination assets partially offset by new amortization of ZigZag Global acquired business.
Our amortization of intangible assets acquired through business combinations decreased by EUR0.6 million to EUR18.1 million for the three months ended June 30, 2021, from EUR18.7 million for the three months ended June 30, 2019. As per above, this decrease is due to completely amortizing the Currently Select Intangible Asset partially offset by new amortization at ZigZag Global.
Our other depreciation and amortization decreased by EUR0.8 million, or 7.2%, to EUR10.0 million for the three months ended June 30, 2021, from EUR10.8 million for the three months ended June 30, 2020. The ramp-up in investments during the last 5 years in technology is now reflected in the current levels of depreciation and amortization.
Our other depreciation and amortization increased by EUR0.7 million, or 7.3%, to EUR10.0 million for the three months ended June 30, 2021, from EUR9.3 million for the three months ended June 30, 2019. This increase was primarily due to the increased investment in technology in the prior financial years, consistent with the management team’s focus on digital innovation.

Net finance costs
Our net finance costs decreased by EUR0.9 million, or 11.6%, to EUR6.5 million for the three months ended June 30, 2021, from EUR7.3 million for the three months ended June 30, 2020, mainly due to the more favorable interest conditions under the new financing facility of senior debt.
Our net finance costs decreased by EUR0.7 million, or 9.3%, to EUR6.5 million for the three months ended June 30, 2021, from EUR7.1 million for the three months ended June 30, 2019,mainly due to the more favorable interest conditions under the new financing facility of senior debt.

Income tax benefit/(expense)
Our income tax benefit is EUR5.9 million for the three months ended June 30, 2021, compared with a benefit of EUR5.8 million for the three months ended June 30, 2020.
Our income tax expense decreased by EUR9.2 million to a benefit of EUR5.9 million for the three months ended June 30, 2021, compared with an expense of EUR3.3 million for the three months ended June 30, 2019. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the Covid-19 outbreak.

Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Operating Profit/(Loss) and Adjusted EBITDA:
        9/3/21 2:03 PM

	Three Months Ended June 30
	2021	2020	2019
	(in EUR millions)
Operating Profit/(Loss)	(40.2)	(49.2)	9.7
Exceptional items	1.4	4.9	1.9
Depreciation and amortization	28.1	29.4	28.0
Adjusted EBITDA	(10.7)	(14.9)	39.5
Adjusted EBITDA Margin (%)	(N/A)	(N/A)	39%

Our Adjusted EBITDA increased by EUR4.2 million to a EUR10.7 million loss for the three months ended June 30, 2021 from EUR14.9 million loss for the for the three months ended June 30, 2020.
Our Adjusted EBITDA decreased by EUR50.2 million, to a EUR10.7 million loss for the three months ended June 30, 2021, from EUR39.5 million profit for the three months ended June 30, 2019. This was due to a EUR83.7 million decrease in revenue linked to COVID-19 outbreak situation partially offset by a EUR33.6 million reduction in Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) partially due to lower volumes and partially due to cost saving measures put in place by the management.

	Three Months Ended June 30
	2021	2020	2019
	(in EUR millions)
TFSS Adjusted EBITDA	0.8	(3.7)	50.9
AVPS Adjusted EBITDA	1.8	0.6	9.1
eComm Adjusted EBITDA	(0.7)	—	—
Unallocated costs	(12.7)	(11.8)	(20.5)
Total Adjusted EBITDA	(10.7)	(14.9)	39.5

Adjusted EBITDA for our TFSS and AVPS reporting segments was positive EUR0.8 million and EUR1.8 million respectively and negative of EUR0.7 million for eComm , for the three months ended June 30, 2021. Additionally, EUR12.7 million of unallocated costs, which are kept at the group level are not allocated to our two reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments was negative EUR3.7 million and positive EUR0.6 million, respectively, for the three months ended June 30, 2020. Additionally, EUR11.8 million of unallocated costs, which are kept at the group level are not allocated to our two reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments was positive EUR50.9 million and EUR9.1 million, respectively, for the three months ended June 30, 2019. Additionally, EUR20.5 million of unallocated costs, which are kept at the group level are not allocated to our two reporting segments.

        9/3/21 2:03 PM

Adjusted Net Income/(Loss) (Group Share)

	Three Months Ended June 30
	2021	2020	2019
	(in EUR millions)
Profit/(loss) attributable to owners of the parent	(40.7)	(49.9)	(2.6)
Exceptional items	1.4	4.9	1.9
Amortization of intangible assets acquired through business combinations	18.1	18.6	18.7
Tax effect of adjustments	(2.8)	(3.8)	(2.4)
Adjusted Net Income/(Loss) (Group Share)	(24.0)	(30.2)	15.5
Our Adjusted Net Income/(Loss) (Group Share) increased by EUR6.2 million to a EUR24.0 million loss for the three months ended June 30, 2021, from EUR30.2 million loss for the three months ended June 30, 2020.
Our Adjusted Net Income/(Loss) (Group Share) decreased by EUR39.5 million to a EUR24.0 million loss for the three months ended June 30, 2021, from EUR15.5 million profit for the three months ended June 30, 2019, as a result of the preceding movements.
Adjusted Effective Tax Rate

	Three Months Ended June 30
	2021	2020	2019
	(in EUR millions)
(i) Income tax benefit/(expense)	5.9	5.8	(3.3)
Tax effect of adjustments	(2.8)	(3.8)	(2.4)
(ii) Adjusted tax expenses	3.1	2.0	(5.7)
(iii) Profit/(Loss) before tax	(46.6)	(56.5)	2.5
Exceptional Items	1.4	4.9	1.9
Amortization of intangible assets acquired through business combinations	18.1	18.6	18.7
(iv) Adjusted Profit/(Loss) before tax	(27.1)	(33.0)	23.0
(i)/(iii) Effective Tax Rate (%)	12.7%	10.3%	129.6%
(ii)/(iv) Adjusted Effective Tax Rate (%)	11.5%	6.2%	24.6%

Our Adjusted Effective Tax Rate was 11.5% for the three months ended June 30, 2021, up from 6.2% for the three months ended June 30, 2020. The higher adjusted effective tax rate for the three months ended June 30, 2021 compared to the adjusted effective tax rate for the three months ended June 30, 2020 is mainly driven by more tax deductible expenses linked to interest barriers rules in certain countries, as a consequence of the negative results.
Our Adjusted Effective Tax Rate was 11.5% for the three months ended June 30, 2021, down from 24.6% for the three months ended June 30, 2019, This change is mainly attributable to less tax deductible expenses linked to interest barrier rules in certain countries due to the negative results.
        9/3/21 2:03 PM

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplemental Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the current COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Assuming a longer travel disruption, the cash balance is expected to gradually decrease as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures. See “Net Working Capital.”
Once the COVID-19 outbreak subsides and international travel and global economic activity resumes, Global Blue might experience rapid volume growth (assuming a quick recovery to pre-outbreak levels), which would lead to a temporary surge of its net working capital and liquidity needs. We expect this would be funded through cash and cash equivalents on our statement of financial position and bank overdraft facilities. Historically, Global Blue has regularly drawn its revolving credit facilities, particularly over the summer (being the period with heightened leisure travel and its corresponding tax-free shopping demand) to finance net working capital needs. Such drawings have typically been repaid during the months following increased needs for working capital as Global Blue collects VAT receivables. Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the level of our working capital needs for the next twelve months cannot be accurately quantified at this time.
We require and will need significant cash resources to, among others, fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments. We could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to us, or at all.
As of June 30, 2021, the Company had cash and cash equivalents of EUR135.2 million, which were predominantly held in Euro, which includes a drawn EUR99.0 million revolving credit facility, which was drawn as a precautionary measure without specific use of the cash proceeds and which is held on the balance sheet. Approximately EUR 3.1 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted.
        9/3/21 2:03 PM

As of June 30, 2021, the Company had EUR721.6 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR622.2 million in long-term financing (borrowings of EUR630.0 million less EUR7.8 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.4 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR82.1 million comprising of EUR63.1 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million) funded by certain selling shareholders - See “Supplemental Liquidity facility”), EUR18.2 million of uncommitted local credit lines and RCF availability of EUR0.8 million.
The Company believes that its cash and cash equivalents, the Supplemental Liquidity Facility and our local credit lines will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given the near-term impacts of the COVID-19 outbreak, and that the exact timing of the revenue recovery to pre-COVID levels are based on the uncertainties of the COVID-19 outbreak and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.
In scenarios wherein the low volume environment persists, Global Blue took into account its current run-rate monthly cash expenditure of approximately EUR11.9 million (operating expenses excluding exceptional items and depreciation and amortization that are fixed in nature EUR7.5 million, Capital Expenditures EUR1.5 million, Lease payments EUR1.0 million and Interest EUR1.8 million), as well as the fact that while certain short-term cost savings initiatives are associated with government schemes that have started to expire or will expire over the coming months (unless they are extended), management’s permanent cost-savings will partially offset the expiration of these schemes and therefore keep the monthly expenditures materially below the EUR19.7 million pre-COVID-19 level.
In scenarios wherein the business rebounds within the next 12 months, Global Blue took into account operating income improving but working capital requirements increasing.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	Three Months Ended June 30
	2021	2020	2019
	(in EUR millions)
Net cash from/(used in) operating activities	(38.8)	15.5	(15.3)
Net cash from/(used in) in investing activities	(5.5)	(4.7)	(8.5)
Net cash from/(used in) financing activities	(3.1)	73.3	(3.7)
Net foreign exchange differences	(0.4)	(1.3)	(1.1)
Net increase/(decrease) in cash and cash equivalents	(47.8)	82.8	(28.5)
Cash and cash equivalents at the beginning of the year	182.8	226.1	104.1
Cash and cash equivalents at the end of the year	135.2	309.0	75.1
Net change in bank overdraft facilities	0.3	0.1	(0.5)
Net change in cash and cash equivalents	(47.8)	82.8	(28.5)

        9/3/21 2:03 PM

Cash flow from/(used in) operating activities
Net cash from operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, net deductible financial income/(costs), income tax paid, interest paid, payment of provisions and changes in net working capital.
Net cash used in operating activities was EUR38.8 million for the three months ended June 30, 2021 driven by the negative results, Adjusted EBITDA was negative by EUR10.7 million as well as an outflow of net working capital of EUR26.7 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash from operating activities of EUR15.5 million for the three months ended June 30, 2020 was driven by an inflow of Net Working Capital of EUR35.3 million due to slow down of the business partially offset by outflows arising from the negative results where Adjusted EBITDA was negative by EUR14.9 million in the period.
Net cash used in operating activities was EUR15.3 million for the three months ended June 30, 2019, primarily due to an outflow of net working capital of EUR42.0 million as the business gets into the high season and typically ties in working capital (see “Net Working Capital” below) partially offset by cash generated from its operations, including an adjusted EBITDA of EUR39.5 million in the period.

Cash flow from/(used in) investing activities
Net cash flow used in investing activities consists of purchases of tangible and intangible assets, acquisitions of subsidiaries (net of cash acquired), as well as acquisitions and divestitures of non-current financial assets.
Net cash used in investing activities was EUR5.5 million for the three months ended June 30, 2021 driven by an outflow of EUR4.4 million for capitalization software and EUR0.9 million acquisition of non-current financial assets.
Net cash used in investing activities was EUR4.7 million for the three months ended June 30, 2020 primarily due to a EUR5.0 million outflow from the Purchase of intangible assets.
Net cash used in investing activities of EUR8.5 million for the three months ended June 30, 2019 was driven by an outflow of EUR5.2 million from the Purchase of intangible assets and also due to a EUR2.4 million outflow in the acquisition of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash used in financing activities consists of proceeds from the issuance of share capital, repurchase of convertible preferred equity certificates (“C-PECs”), acquisition of shares and NC-PECs issued by subsidiaries of Global Blue, repayment of loans and borrowings, principal elements of lease payments, proceeds from borrowings and dividends paid to non-controlling interests.
Net cash used in financing activities was EUR3.1 million for the three months ended June 30, 2021on Principal elements of lease payments
Net cash from financial activities of EUR73.3 million for the three months ended June 30, 2020 was driven by the drawing of the revolving credit facility of EUR79.1 million partially offset by outflow of EUR5.7 million in payments of principal elements of lease payments.
Net cash used in financing activities was EUR3.7 million for the three months ended June 30, 2019 for the payments of principal elements of lease payments
        9/3/21 2:03 PM

Net Working Capital
In Global Blue’s TFSS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, but before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.
When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 outbreak, this could lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality, in a normal environment, of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent of any significant change in travel flows.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR26.7 million for the three months ended June 30, 2021. The outflow observed reflects in one hand, a reduction of its payables in the first part of the quarter, including a payment to French tax authorities of EUR 6.7 million as well payments that benefited from deferrals linked to the Covid-19 outbreak, and an increase of trade receivables in June 2021 as a result of an increase of the VAT refunds from May to Jun 2021.
Global Blue recorded an inflow of EUR35.3 million for the three months ended June 30, 2020. The inflow of working capital for the three months ended June 30, 2020 was not in line with the standard seasonality of working capital pattern, due to the fact that March 2020 was already heavily impacted by the COVID-19 outbreak and consequently the business was observing a sharp decline of cash refunds, but was still collecting the VAT from its merchants, leading to an unusual inflow of working capital during this period of the year.
        9/3/21 2:03 PM

Global Blue recorded an inflow of EUR42.0 million for the three months ended June 30, 2019. In a pre-Covid-19 environment, from March to June, typically Global Blue ties in working capital linked to the high season. That is because Global Blue refunds tourists upfront and typically, after 30 days on average, collects the VAT from its merchants or authorities.
Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure decreased by EUR0.8 million to EUR4.6 million for the three months ended June 30, 2021 from EUR5.4 million for the three months ended June 30, 2020. Of the EUR0.8 million decrease, EUR0.6 million related to reduced internally created capitalized software predominantly due to less available capacity and EUR0.2 million related to property, plant and equipment in line with the management’s initiatives to reduce expenditures amid the COVID-19 outbreak scenario.
Global Blue’s capital expenditure decreased by EUR1.5 million or 24.7% to EUR4.6 million for the three months ended June 30, 2021 from EUR6.1 million for the three months ended June 30, 2019 driven by the decrease in investments of intangible assets of EUR0.8 million due to reduced internal available hours and by the decrease of EUR0.7 million related to tangible assets, notably in computer hardware.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On October 25, 2019, certain members of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR 630.0 million term loan facility (the “Term Loan Facility”) and the EUR 100.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR 20.0 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR 630.0 million from the Term Loan Facility and EUR 99.0 million from the Revolving Credit Facility (see “Indebtedness”).
The final repayment date for the Facilities Agreement is August 28, 2025.
Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
        9/3/21 2:03 PM

The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
Due to the zero floor on EURIBOR and the company’s expectation that interest rates will not increase significantly in the foreseeable future, no financial instruments have been employed to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA (see “Main undertakings” below)) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness and Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the Business Combination).
However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant will now instead be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to Global Blue on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR 35.0 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the
        9/3/21 2:03 PM

corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is close metric to Adjusted EBITDA as defined in this Annual Report plus projected synergies and costs savings arising in connection with acquisitions, disposals and other group initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of June 30	As of March 31
	2021	2021	2020
	(in EUR millions)
Long-term financing—term senior debt(1)	—	—	634.3
Long-term financing—senior debt facility(2)	630.0	630.0	—
Capitalized financing fees(3)	(7.8)	(8.3)	(9.7)
Revolving Credit Facility(4)	99.0	—	—
Other bank overdraft(5)	0.4	0.1	1.1
Total interest-bearing loans and borrowings	721.6	621.9	625.7

(1) The amount of EUR634.3 million as of March 31, 2020 includes EUR 4.3 million as a result of the application of IFRS 9 (Financial Instruments).
(2) New senior debt facility which was used to repay the former term senior debt.
(3) Represents costs incurred in relation to refinancing our historic indebtedness.
(4) Revolving credit facility of EUR 100.0 million drawn EUR99.0 million as a measure of precaution.
(5) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

On August 28, 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR 8.1 million of unamortized debt cost partially offset by EUR 3.6 million of IFRS 9 conversion unwinding amounts.
The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR 100.0 million which was drawn for EUR99.0 million. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The new Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. See “Interest”.
The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage lower than 5.0x (see “Main undertakings”).

        9/3/21 2:03 PM

Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of June 30, 2021 were limited to EUR18.2 million, of which EUR0.4 million were drawn as of June 30, 2021. The Local credit facilities may be subjected to restriction and none of these local overdraft facilities were committed in nature.

Supplemental Liquidity Facility
Under the loan agreement dated September 30, 2020 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) commit to provide one or more Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD 75 million. Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be made available to the Borrower to either (i) cure or avoid an actual or imminent breach of the financial covenant under the Facilities Agreement or (ii) to finance in good faith the actual liquidity needs of Global Blue (but only to the extent Global Blue does not have Liquidity (as defined in the Loan Agreement) of EUR 60 million or more). The obligation of the Lenders to provide Liquidity Loans is conditional, among other customary conditions, on: (a) Third Point’s affiliates having completed their investments as and to the extent required by the relevant share purchase and contribution agreement (to the extent the related purchase price has not been reduced to USD 0); (b) Closing having occurred in accordance with the Merger Agreement; (c) the Borrower having delivered to the Lenders a copy of an approval by the Board of Directors confirming that the Liquidity Loans are drawn to effectuate one of the two purposes of the Loan Agreement; and (d) Global Blue not having access to third party financing where the all-in-yield is equal or less than 10% per annum.
The Liquidity Loans will be postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans will be available to the Borrower for the period from (but excluding) August 28, 2020 until (and including) the earlier of (i) the date falling eighteen (18) months after August 28, 2020 and (ii) February 28, 2022. To the extent drawn by the Borrower on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be required to be repaid in full by the Borrower on the earlier of (a) the date falling on the second anniversary of the drawdown of the relevant Liquidity Loan and (b) the occurrence of a Change of Control or Sale (each term as defined in the Facilities Agreement). Interest on the Liquidity Loans will accrue at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the Liquidity Loans as published by the Swiss tax authorities. Interest shall accrue and be paid by the Borrower at the end of each six-month interest period of the Liquidity Loans, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.

        9/3/21 2:03 PM

Exhibits

Exhibit	Description
99.1	Press release dated September 3, 2021

*Filed or furnished herewith
        9/3/21 2:03 PM

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

June 2021
        9/3/21 2:03 PM

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of June 30	As of March 31
(EUR thousand)	Notes	2021	2021	2020
ASSETS
Non-current assets
Property, plant and equipment		34,759	37,904	51,355
Intangible assets	8	604,670	625,379	631,002
Deferred income tax asset	11	33,314	30,592	12,349
Investments in joint ventures and other investments		3,634	3,497	2,895
Other non-current receivables		13,151	12,516	15,170
		689,528	709,888	712,771
Current assets
Trade receivables		41,324	31,324	141,306
Other current receivables		32,738	31,237	33,760
Derivative financial instruments		—	231	742
Income tax receivables		678	318	1,573
Prepaid expenses		5,977	5,371	7,919
Cash and cash equivalents		135,239	182,783	226,139
		215,956	251,264	411,439
Total assets		905,484	961,152	1,124,210
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	9	1,916	1,916	341
Share premium	9	1,633,735	1,633,735	391,856
Other equity	9	(10,123)	(10,123)	—
Other reserves	9	(959,635)	(959,082)	(11,881)
Accumulated losses		(783,501)	(742,836)	(317,195)
		(117,608)	(76,390)	63,121
Non-controlling interests		6,657	6,779	8,376
Total equity		(110,951)	(69,611)	71,497
Liabilities
Non-current liabilities
Non-convertible equity certificates		—	—	4,891
Loans and borrowings	10	721,211	720,745	624,595
Other long term liabilities		28,932	29,471	29,753
Deferred income tax liabilities	11	15,877	19,582	34,564
Post-employment benefits		7,690	7,556	7,962
Provisions for other liabilities and charges		2,210	2,202	2,235
		775,920	779,556	704,000
Current liabilities
Trade payables		145,162	147,477	237,319
Other current liabilities		40,606	44,193	45,236
Accrued liabilities		33,452	37,066	41,833
Current income tax liabilities		20,737	22,360	23,244
Loans and borrowings	10	402	111	1,081
Derivative financial instruments		156	—	—
		240,515	251,207	348,713
Total liabilities		1,016,435	1,030,763	1,052,713
Total equity and liabilities		905,484	961,152	1,124,210
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.
        9/3/21 2:03 PM

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended June 30
(EUR thousand)	Notes	2021	2020	2019
Total revenue	5	16,723	7,633	100,466
Operating expenses	6	(56,901)	(56,816)	(90,797)
Operating (Loss) / Profit		(40,178)	(49,183)	9,669
Finance income		178	2,333	2,152
Finance costs		(6,641)	(9,647)	(9,276)
Net finance costs		(6,463)	(7,314)	(7,124)
(Loss) / Profit before tax		(46,641)	(56,497)	2,545
Income tax benefit / (expense)		5,938	5,833	(3,298)
Loss for the period		(40,703)	(50,664)	(753)
(Loss) / Profit attributable to:
Owners of the parent		(40,664)	(49,900)	(2,648)
Non-controlling interests		(39)	(764)	1,895
Loss for the period		(40,703)	(50,664)	(753)

Basic and diluted loss per ordinary share	7	(0.21)	(0.30)	(0.02)
Basic and diluted loss per preference share	7	(0.21)	—	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.
        9/3/21 2:03 PM

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Three months ended June 30
(EUR thousand)	Notes	2021	2020	2019
(Loss) for the period		(40,703)	(50,664)	(753)
Other comprehensive income / (loss)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		(1,415)	2,001	(3,149)
		(1,415)	2,001	(3,149)
Other comprehensive income / (loss) for the period, net of tax		(1,415)	2,001	(3,149)
Total comprehensive (loss) for the period		(42,118)	(48,663)	(3,902)
Attributable to:
Owners of the parent		(41,995)	(47,900)	(5,829)
Non-controlling interest		(123)	(763)	1,927
Total comprehensive (loss) for the period		(42,118)	(48,663)	(3,902)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.
        9/3/21 2:03 PM

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Three months ended June 30
(EUR thousand)	Notes	2021	2020	2019

(Loss) / Profit before tax		(46,641)	(56,497)	2,545
Depreciation and amortization	6	28,081	29,384	27,966
Net financial costs	6	6,463	7,314	7,124
Other non-cash items		1,926	4,980	1,584
Net deductible financial income/(costs)		(759)	(827)	(382)
Income tax received / (paid)		(972)	1,145	(6,026)
Interest paid		(233)	(5,356)	(6,151)
Changes in working capital		(26,669)	35,328	(41,965)
= Net cash from / (used in) operating activities (A)		(38,804)	15,471	(15,305)

Purchase of tangible assets		(224)	(430)	(959)
Purchase of intangible assets	8	(4,384)	(4,967)	(5,164)
Acquisition of non-current financial assets		(925)	(19)	(2,392)
Divestiture of non-current financial assets		29	744	49
= Net cash from / (used in) investing activities (B)		(5,504)	(4,672)	(8,466)

Principal elements of lease payments		(3,147)	(5,709)	(3,707)
Proceeds from revolving credit facilities		—	79,054	—
= Net cash from / (used in) in financing activities (C)		(3,147)	73,345	(3,707)

Net foreign exchange difference (D)		(377)	(1,346)	(1,054)
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(47,832)	82,798	(28,532)

Cash and cash equivalents at beginning of period		182,783	226,139	104,072
Cash and cash equivalents at end of period		135,239	309,047	75,079
Net change in bank overdraft facilities		288	110	(461)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		(47,832)	82,798	(28,532)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.
        9/3/21 2:03 PM

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

As of June 30, 2021
		Issued capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2021	9	1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	20,124	(1,006,209)	(14,707)	(2,161)	(742,836)	(76,390)	6,779	(69,611)
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(40,664)	(40,664)	(39)	(40,703)
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	—	(1,331)	—	—	(1,331)	(84)	(1,415)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	—	(1,331)	—	(40,664)	(41,995)	(123)	(42,118)
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	778	—	—	—	—	—	778	—	778
Total contribution by and distribution to owners of the parent, recognized directly in equity		—	—	—	—	(366)	366	778	—	—	—	—	—	778	—	778
Other transactions		—	—	—	—	—	—	—	—	—	—	—	(1)	(1)	1	—
Total transactions with owners of the parent, recognized directly in equity		—	—	—	—	—	—	—	—	—	—	—	(1)	(1)	1	—
Balance as of June 30, 2021	9	1,798	118	1,537,425	96,310	(9,243)	(880)	44,649	20,124	(1,006,209)	(16,038)	(2,161)	(783,501)	(117,608)	6,657	(110,951)

        9/3/21 2:03 PM

June 30, 2020
		Issued capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2020	9	341	—	391,856	—	—	—	—	—	9,915	(19,470)	(2,326)	(317,195)	63,121	8,376	71,497
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(49,900)	(49,900)	(764)	(50,664)
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	—	2,000	—	—	2,000	1	2,001
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	—	2,000	—	(49,900)	(47,900)	(763)	(48,663)
Other transactions		—	—	—	—	—	—	—	—	—	—	—	12	12	(2)	10
Total transactions with owners of the parent, recognized directly in equity		—	—	—	—	—	—	—	—	—	—	—	12	12	(2)	10
Balance as of June 30, 2020	9	341	—	391,856	—	—	—	—	—	9,915	(17,470)	(2,326)	(367,083)	15,233	7,611	22,844

        9/3/21 2:03 PM

As of June 30, 2019
		Issued capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2020	9	341	—	391,856	—	—	—	—	—	9,890	(10,572)	(519)	(312,455)	78,541	8,426	86,967
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	—	(2,648)	(2,648)	1,895	(753)
Other comprehensive income / (loss)	9	—	—	—	—	—	—	—	—	—	(3,181)	—	—	(3,181)	32	(3,149)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	—	(3,181)	—	(2,648)	(5,829)	1,927	(3,902)
Other transactions		—	—	—	—	—	—	—	—	—	—	—	106	106	(4)	102
Total transactions with owners of the parent, recognized directly in equity		—	—	—	—	—	—	—	—	—	—	—	106	106	(4)	102
Balance as of June 30, 2019	9	341	—	391,856	—	—	—	—	—	9,890	(13,753)	(519)	(314,997)	72,818	10,349	83,167

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.
        9/3/21 2:03 PM

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information

Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) and its subsidiaries (together ‘the Group’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company is a partnership limited by shares incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on September 3, 2021.
The unaudited condensed consolidated interim financial statements of Global Blue Group Holding AG have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    General information about the business

Product offering
The Company serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Company offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and e-Commerce Return Solutions (“eComm”). At its core, the Company is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.

NOTE 3    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three months reporting period ended June 30, 2021 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
All comparative balances presented in these financial statements prior to August 28, 2020 are those of Global Blue Group AG, the previous parent of the group, prior to the reorganization conducted as part of the merger and subsequent listing.
        9/3/21 2:03 PM

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the 2021 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2021.
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.

NOTE 4    Significant changes in current reporting period

Information about the business
During the three months ended June 30, 2021, the Company has been able to maintain the same level of material merchants or acquirers. Similarly, during the same period, there have been no changes in the list of countries in which the company operates.
Seasonality

The TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the summer holiday season for Chinese, Russian and US tourists. In addition, during recent years, this has also coincided with post-Ramadan travel by Gulf Cooperation Council shoppers. The second half of Global Blue’s financial year sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, and Chinese New Year in February.
All in all, this drives a degree of seasonality in the net working capital need, with a greater outflow during the first half of the financial year, which typically is recovered in the second half.
The AVPS business and eComm, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
COVID-19
The transaction volumes during the first three months for the TFSS and AVPS business have been heavily impacted by COVID-19. Please refer to Note 15 for details.

        9/3/21 2:03 PM

NOTE 5    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing performance of the Group.
ExCom consists of the chief executive officer, chief financial officer, senior vice president product TFSS, senior vice president product AVPS, chief technology officer, general counsel, chief operating officer global accounts, chief operating officer north & central Europe, chief operating officer south Europe, senior vice president operations,senior vice president group HR director and the senior vice president new market & public affairs.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Technology Solutions (TFSS), Added-Value Payment Solutions (AVPS) and eCommerce Return Solutions product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Three months ended June 30, 2021
(EUR thousand)
	Note	TFSS	AVPS	eCommerce	Central costs	Total
Revenue		9,113	4,850	2,760	—	16,723
Operating expenses (1)		(8,277)	(3,005)	(3,428)	(12,689)	(27,399)
Adjusted EBITDA		836	1,845	(668)	(12,689)	(10,676)
Depreciation and amortization (2)	6					(28,082)
Exceptional items	6					(1,420)
Operating (Loss) / Profit						(40,178)

Three months ended June 30, 2020
(EUR thousand)
	Note	TFSS	AVPS	Central costs	Total
Revenue		5,711	1,922	—	7,633
Operating expenses (1)		(9,406)	(1,355)	(11,754)	(22,515)
Adjusted EBITDA		(3,695)	567	(11,754)	(14,882)
Depreciation and amortization (2)	6				(29,384)
Exceptional items	6				(4,917)
Operating (Loss) / Profit					(49,183)
        9/3/21 2:03 PM

Three months ended June 30, 2019
(EUR thousand)
	Note	TFSS	AVPS	Central costs	Total
Revenue		84,533	15,933	—	100,466
Operating expenses (1)		(33,601)	(6,870)	(20,508)	(60,979)
Adjusted EBITDA		50,932	9,063	(20,508)	39,487
Depreciation and amortization (2)	6				(27,966)
Exceptional items	6				(1,852)
Operating (Loss) / Profit					9,669
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the three months ended June 30, 2021 the fixed cost amounted to EUR22.6 million (EUR19.9 million for the three months ended June 30, 2020 and EUR42.4 million for the three months ended June 30, 2019) and variable cost amounted to EUR4.8 million (EUR2.6 million for the three months ended June 30, 2020 and EUR18.6 million for the three months ended June 30, 2019). Fixed personnel cost amounted to EUR17.5 million (EUR12.8 million for the three months ended June 30, 2020 and EUR26.3 million for the three months ended June 30, 2019) and fixed non personnel cost amounted to EUR5.1 million (EUR7.1 million for the three months ended June 30, 2020 and EUR16.1 million for the three months ended June 30, 2019).
(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

Revenue by geography and by segment
Revenue is mainly derived from commissions generated from TFSS and AVPS. A geographical breakdown of revenue by point of sale is provided below:

Three months ended June 30, 2021
(EUR thousand)
	TFSS	AVPS	eCommerce	Total
Europe	7,680	904	2,760	11,344
Asia Pacific	1,205	3,946	—	5,151
Rest of the world	228	—	—	228
Total	9,113	4,850	2,760	16,723

Three months ended June 30, 2020
(EUR thousand)
	TFSS	AVPS	Total
Europe	4,888	454	5,342
Asia Pacific	801	1,468	2,269
Rest of the world	22	—	22
Total	5,711	1,922	7,633

Three months ended June 30, 2019
(EUR thousand)
	TFSS	AVPS	Total
Europe	73,201	4,383	77,584
Asia Pacific	10,649	11,548	22,197
Rest of the world	683	2	685
Total	84,533	15,933	100,466

        9/3/21 2:03 PM

Revenue by top Country
A breakdown of revenue by point of sale per top country is provided below:

Three months ended June 30, 2021
(EUR thousand)
	TFSS	AVPS	eCommerce	Total	% of Total Revenue
France	2,763	101	—	2,864	17%
Australia	7	3,581	—	3,588	21%
United Kingdom	387	79	2,760	3,226	19%
Total	3,157	3,761	2,760	9,678	57%

Three months ended June 30, 2020
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Australia	6	1,269	1,275	16%
Total	6	1,269	1,275	16%

Three months ended June 30, 2019
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	13,658	1,950	15,608	15%
United Kingdom	9,760	568	10,328	10%
Total	23,418	2,518	25,936	25%

Non-current assets by Country
Although no measure of assets or liabilities by segment is reported to the ExCom; according to IFRS 8, the non-current assets by country are disclosed as follows:

June 30, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	581,001	1,505	4,089	1,771	588,366
Australia	10,630	2,614	—	506	13,750
Italy	1,022	7,444	—	284	8,750
Singapore	643	3,110	—	992	4,745
Rest of the world	11,374	20,086	(455)	9,598	40,603
Total	604,670	34,759	3,634	13,151	656,214

        9/3/21 2:03 PM

March 31, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	600,719	1,792	3,915	1,964	608,390
Australia	11,087	2,082	—	227	13,396
Italy	1,094	8,859	—	288	10,241
Singapore	664	3,381	—	1,003	5,048
Rest of the world	11,815	21,790	(418)	9,034	42,221
Total	625,379	37,904	3,497	12,516	679,296

March 31, 2020
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	607,589	3,351	2,791	100	613,831
Australia	11,927	2,453	—	194	14,574
Japan	2,640	1,177	—	135	3,952
Italy	1,379	10,484	—	358	12,221
Rest of the world	7,467	33,890	104	14,383	55,844
Total	631,002	51,355	2,895	15,170	700,422

        9/3/21 2:03 PM

NOTE 6    Profit and loss information

(EUR thousand)	Three months ended June 30
Expenses by nature	2021	2020	2019
Employee benefit expenses	(21,658)	(16,753)	(31,558)
Depreciation and amortization	(28,082)	(29,384)	(27,966)
Agent costs	(2,349)	(801)	(19,353)
IT costs	(1,950)	(2,989)	(3,713)
Auditors, lawyers and consultants	(2,731)	(1,545)	(1,952)
Advertising and promotion	(2,075)	(404)	(1,859)
Travel, entertainment, office and rental cost	(367)	(327)	(1,981)
Other operating expenses	2,311	(4,613)	(2,415)
Total	(56,901)	(56,816)	(90,797)
Of which exceptional items	(1,420)	(4,917)	(1,852)
Of which capitalized expenditure	3,848	4,286	4,978
Total software development expenditure capitalized for the three months ended June 30, 2021 amounted to EUR3.8 million (EUR4.3 million for the three months ended June 30, 2020, EUR5.0 million for the three months ended June 30, 2019). These expenditures are included in various line items above, such as Employee benefit expenses, IT costs, and Auditors, lawyers, and consultants while the amount capitalized has been deducted from the Other operating expenses line.
For the three months ended June 30, 2021, the Group has benefited from grants in relation to COVID-19 offered by various countries governments amounting to EUR3.9 million (EUR7.3 million for the three months ended June 30, 2020, EUR0.0 million for the three months ended June 30, 2019). The grants are presented within Operating Expenses in the Income Statement as a reduction of the related expense that they are intended to compensate. There are no unfulfilled conditions or other contingencies related to these grants.
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)	Three months ended June 30
Exceptional items	2021	2020	2019
Business restructuring expenses	(17)	(2,607)	(262)
Corporate restructuring expenses	(72)	(2,103)	(36)
Monitoring fee (including Directors fee)	(40)	(130)	(350)
Impairment	(99)	(148)	—
Net sales of assets profit/(loss)	1	27	(163)
Share based payments	(778)	—	(1,012)
Other exceptional items	(415)	44	(29)
Total	(1,420)	(4,917)	(1,852)
        9/3/21 2:03 PM

Business restructuring expenses
In the current financial period business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID -19.
For the three months ended June 30, 2020 and 2019 Business restructuring expenses correspond to expenses related to replacement of management positions and costs associated with replacing roles, changing of facilities or discontinued operations.
Corporate restructuring expenses
In the current financial period, corporate restructuring expenses mainly correspond to legal and consultancy expenses associated with the acquisition of ZigZag Global Ltd.
In the comparative periods corporate restructuring expenses correspond to legal, consultancy and advisory expenses associated with preparing the Group for an exit by the shareholders of the Group which was underway then.
Impairment
Impairment expenses relate primarily to impairment of capitalized software.
Share based payments
For the three months ended June 30, 2021 share based payments represent the expenses of the Management Incentive Plan for share options and restricted share grants issued in November 2020 and June 2019.
For the three months ended June 30, 2019 share based payments represent change in fair value of the liability for share-based payments is recognized according to IFRS 2. The share-based compensation plan was implemented as part of the 2012 acquisition of the Group by funds advised by Silver Lake and Partners Group.
Other exceptional items
In the current financial period, other exceptional items mainly correspond to charges incurred associated with revaluation of the put option linked to the acquisition of ZigZag Global Ltd.
Depreciation and amortization

(EUR thousand)		Three months ended June 30
Depreciation and amortization	Notes	2021	2020	2019
Depreciation of property, plant and equipment		(4,279)	(5,376)	(5,372)
Amortization of customer relationships		(18,031)	(18,072)	(17,612)
Amortization of trademarks		(559)	(559)	(559)
Amortization of other intangible assets		(5,213)	(5,377)	(4,423)
Amortization of intangible assets	8	(23,803)	(24,008)	(22,594)
Total		(28,082)	(29,384)	(27,966)
Of which amortization of intangible assets acquired through business combinations		(18,088)	(18,613)	(18,652)

        9/3/21 2:03 PM

Net finance costs

(EUR thousand)	Three months ended June 30
	2021	2020	2019
Finance income
Interest income on short-term bank deposits	64	57	110
Net foreign exchange gains on financing activities	—	1,242	999
Other finance income	114	1,034	1,043
Total finance income	178	2,333	2,152
Finance costs
Interest expense:
- Bank borrowings (including amortization of capitalized financing fees)	(5,509)	(6,170)	(6,424)
- Lease liabilities interest	(185)	(254)	(279)
- Interest income/(expenses) on Non-Convertible Preferred Equity Certificates issued to 3rd Parties	—	(48)	(43)
Net foreign exchange losses (1)	(235)	(1,263)	(1,550)
Other finance expenses	(712)	(1,912)	(980)
Total finance costs	(6,641)	(9,647)	(9,276)
Net finance costs	(6,463)	(7,314)	(7,124)
(1)Net foreign exchange gains and losses arising during the period result from the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gains and losses due to the difference between the original value recorded and the value at the balance sheet date.
EUR5.5 million (EUR6.2 million for the three months ended June 30, 2020, EUR6.4 million for the three months ended June 30, 2019) of finance expenses for the three months ended June 30, 2021 on bank borrowings includes EUR5.0 million (EUR5.6 million for the three months ended June 30, 2020, EUR5.9 million for the three months ended June 30, 2019) of interest expenses, EUR0.5 millions (EUR0.9 million for the three months ended June 30, 2020, EUR0.9 million for the three months ended June 30, 2019) of amortization of capitalized financing fees, and EUR0.0 million (EUR(0.4) million for the three months ended June 30, 2020, EUR(0.4) million three months ended June 30, 2019) amortization of IFRS9 impact. For further details, refer to Note 10.

        9/3/21 2:03 PM

Income tax

(EUR thousand)		Three months ended June 30
Income tax	Note	2021	2020	2019
Current income tax benefit / (expense)		(452)	289	(7,452)
Adjustment in respect of current income tax of previous periods		(202)	5	20
Deferred tax benefit	11	6,592	5,539	4,134
Income tax benefit / (expense) reported in the income statement		5,938	5,833	(3,298)
Of which income tax benefit related to amortization of acquisition related items		3,832	3,766	3,766
Of which tax impact on exceptional items		(52)	—	226
Of which exceptional income tax expense		(957)	—	(1,629)

Exceptional Income Tax Expenses
Italy
As part of the settlement signed with the Italian tax authorities in August 2020, Global Blue Italy paid the fourth installment during the three months ended June 30, 2021 As a result, the income tax payable relating to Italy is EUR11.7 million as of June 30, 2021 (EUR12.4 million as of March 31, 2021 and EUR13.5 million as of March 31, 2020).
Separately, in the context of the notices of assessment received from the tax authorities of the city of Milan, Global Blue and the tax authorities have initiated discussions in view of a potential settlement of this matter. During the three months period ended June 30, 2021 the tax authorities have issued revised notice of assessments for the periods 2013 to 2015 and additional notices of assessment for 2016 and 2017 for a total amount of EUR0.1 million, which closes the dispute.
Germany
In relation to the uncertain tax position related to the German profit and loss pooling agreement the Company has a recorded tax provision of EUR4.1 million as of June 30, 2021 including an additional EUR0.1 million related to the late interests until June 30, 2021 (EUR4.1 million as of March 31, 2021 and EUR3.8 million as of March 31, 2020).

        9/3/21 2:03 PM

NOTE 7    Earnings per share

(EUR thousand)	Three months ended June 30
Earnings per share	2021	2020	2019
(Loss) / Profit from continuing operations attributable to the owners of the parent	(40,664)	(49,900)	(2,648)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(37,016)	(49,900)	(2,648)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(3,648)	—	—
Weighted average number of basic ordinary shares outstanding (thousand)	179,449	168,480	168,480
Weighted average number of basic preference shares outstanding (thousand)	17,684	—	—
Basic earnings per ordinary share	(0.21)	(0.30)	(0.02)
Basic earnings per preference share	(0.21)	—	—
(Loss) / Profit from continuing operations attributable to the owners of the parent	(40,664)	(49,900)	(2,648)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(37,016)	(49,900)	(2,648)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(3,648)	—	—
Weighted average number of diluted ordinary shares outstanding (thousand)	179,449	168,480	168,480
Weighted average number of diluted number of preference shares outstanding (thousand)	17,684	—	—
Diluted earnings per ordinary share	(0.21)	(0.30)	(0.02)
Diluted earnings per preference share	(0.21)	—	—
Comparative earnings per share (basic and diluted) were restated for the effect of the capital reorganization for comparability purposes. The average number of shares outstanding prior to the reorganization was adjusted by reflecting the exchange ratio of number of shares in the former parent entity Global Blue Group AG compared to the number of shares in Global Blue Group Holding AG.
There were no preference shares in the comparative periods presented.

Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary/preference shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary/preference shares outstanding at the end of the period.
The Company has excluded approximately 7.0 million ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive, for the period ending June 30, 2021.
        9/3/21 2:03 PM

5.9 million preference shares have been excluded from the diluted earnings per preference share calculation, as these shares are held by the Company for cancellation at the next General Meeting.
There were no preference shares for the three months ended June 30, 2020 and 2019.
The 30,735,950 outstanding Warrants as of June 30, 2021 are considered as anti-dilutive.
The Company had no dilutive potential ordinary shares during the three months ended June 30, 2021, 2020 and 2019.
        9/3/21 2:03 PM

NOTE 8    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Purchases	—	—	474	62	3,848	4,384
Disposals	—	—	—	—	(10)	(10)
Exchange differences	(869)	(31)	(77)	(75)	(740)	(1,792)
Accumulated acquisition values	476,996	45,943	668,094	9,711	128,908	1,329,652
Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(559)	(18,029)	(195)	(5,019)	(23,802)
Disposals	—	—	—	—	6	6
Exchange differences	—	—	19	42	515	576
Accumulated amortization	—	(19,946)	(624,150)	(7,491)	(67,389)	(718,976)
Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(99)	(99)
Exchange differences	26	—	—	—	2	28
Accumulated impairment	(1,949)	—	—	(498)	(3,559)	(6,006)
Net book value as of June 30, 2021	475,047	25,997	43,944	1,722	57,960	604,670

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2020	411,538	45,795	666,021	9,240	101,908	1,234,502
Purchases	—	—	235	445	4,287	4,967
Disposals	—	—	—	—	(120)	(120)
Exchange differences	1,501	104	217	155	2,061	4,038
Accumulated acquisition values	413,039	45,899	666,473	9,840	108,136	1,243,387
Opening balance as of April 1, 2020	—	(17,150)	(533,549)	(7,277)	(40,425)	(598,401)
Amortization	—	(559)	(18,071)	(212)	(5,165)	(24,007)
Disposals	—	—	—	—	(1)	(1)
Exchange differences	—	—	(40)	(80)	(1,294)	(1,414)
Accumulated amortization	—	(17,709)	(551,660)	(7,569)	(46,885)	(623,823)
Opening balance as of April 1, 2020	(2,027)	—	—	(498)	(2,574)	(5,099)
Exchange differences	28	—	—	—	2	30
Accumulated impairment	(1,999)	—	—	(498)	(2,572)	(5,069)
Net book value as of June 30, 2020	411,040	28,190	114,813	1,773	58,679	614,495
        9/3/21 2:03 PM

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2019	413,499	45,941	660,325	7,999	81,024	1,208,788
Purchases	—	—	—	186	4,978	5,164
Disposals	—	—	—	—	(132)	(132)
Reclassifications	—	—	—	(38)	(34)	(72)
Exchange differences	(477)	(31)	(96)	(12)	(614)	(1,230)
Accumulated acquisition values	413,022	45,910	660,229	8,135	85,222	1,212,518
Opening balance as of April 1, 2019	—	(14,913)	(462,288)	(6,166)	(25,641)	(509,008)
Amortization	—	(559)	(17,612)	(323)	(4,100)	(22,594)
Disposals	—	—	—	—	(19)	(19)
Exchange differences	—	—	15	6	301	322
Accumulated amortization	—	(15,472)	(479,885)	(6,483)	(29,459)	(531,299)
Opening balance as of April 1, 2019	(2,109)	—	—	(498)	(1,551)	(4,158)
Exchange differences	58	—	—	—	—	58
Accumulated impairment	(2,051)	—	—	(498)	(1,551)	(4,100)
Net book value as of June 30, 2019	410,971	30,438	180,344	1,154	54,212	677,119
Goodwill
Management reviews the business performance based on a product perspective. TFSS, AVPS and eCommerce Return Solutions have been identified as the main product groups and the Group's operating segments. Goodwill is monitored by management at the operating segment level. The following is a summary of goodwill allocation for each operating segment:

(EUR thousand)	As of June 30	As of March 31
Goodwill	2021	2021	2020
TFSS	361,517	361,470	360,311
AVPS	50,031	50,497	49,200
eCommerce Return Solutions	63,499	63,923	—
Total	475,047	475,890	409,511
Management assessed whether there were any additional indicators for impairment of CGU’s during the three month period ended June 30, 2021. The assessment performed at March 2021 is still considered valid and management did not consider there to be any further impairment indicators which would require an updated impairment test to be performed as of June 30, 2021.

Customer Relationships
As part of business combinations in 2013 and 2016 new intangibles were identified and are collectively defined as customer relationship contracts with a net book value as of June 30, 2021 of EUR37.4 million
        9/3/21 2:03 PM

(EUR54.7 million as of March 31, 2021, EUR123.6 million as of March 31, 2020). The customer relationships have been split across the operating segments:

(EUR thousand)	As of June 30	As of March 31
Customer relationships	2021	2021	2020	PPA initial valuation
TFSS	37,048	53,135	117,479	610,789
AVPS	382	1,528	6,113	44,256
Total	37,430	54,663	123,592	655,045
TFSS and AVPS Customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is between 9 and 20.5 years, driven by these varying types of customer relationships within the TFSS and AVPS operating segments. These will be fully amortized by September 2036.
Other intangible assets
Other intangibles include licenses acquired and software purchased from external parties.
Software
Software consists of IT software internally developed for TFSS and AVPS businesses and is amortized over a 3-year period. It also includes the e-commerce technology software, that has been acquired as part of the ZigZag acquisition in the financial year ended March 31, 2021, with a fair value of EUR5.0 million. The technology software is being amortized over a 5-year period.
NOTE 9    Issued capital and reserves

Number of shares authorized and issued

	As of June 30
	2021			2020	2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Ordinary shares
Number of shares (authorized and issued)	187,534,962	23,717,989	211,252,951	40,000,000	40,000,000
Total number of shares	187,534,962	23,717,989	211,252,951	40,000,000	40,000,000
There were no changes in the number of the shares authorized and issued during each of the three month periods ended June 30, 2021, 2020, 2019.
Issued share capital and share premium

(EUR thousand)	Three months ended June 30
Issued share capital and share premium	2021			2020	2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Ordinary shares
Opening balance as of April 1	1,530,346	95,182	1,625,528	392,197	392,197
Conversion of shares	(366)	366	—	—	—
Closing balance as of June 30	1,529,980	95,548	1,625,528	392,197	392,197
        9/3/21 2:03 PM

Other reserves
The Other reserves within Equity attributable to owners of the parent consist of the following positions:

As of June 30, 2021
(EUR thousand)
Other reserves	Equity settled shared based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2021	43,871	20,124	(1,006,209)	(14,707)	(2,161)	(959,082)
Currency translation difference	—	—	—	(1,331)	—	(1,331)
Employee share schemes	778	—	—	—	—	778
Closing balance as of June 30, 2021	44,649	20,124	(1,006,209)	(16,038)	(2,161)	(959,635)

As of June 30, 2020
(EUR thousand)
Other reserves	Equity settled shared based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2020	—	—	9,915	(19,470)	(2,326)	(11,881)
Currency translation difference	—	—	—	2,000	—	2,000
Closing balance as of June 30, 2020	—	—	9,915	(17,470)	(2,326)	(9,881)

As of June 30, 2019
(EUR thousand)
Other reserves	Equity settled shared based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2019	—	—	9,890	(10,572)	(519)	(1,201)
Currency translation difference	—	—	—	(3,181)	—	(3,181)
Closing balance as of June 30, 2019	—	—	9,890	(13,753)	(519)	(4,382)

.

        9/3/21 2:03 PM

Treasury shares

As of June 30, 2021
(EUR thousand)
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Closing balance as of June 30, 2021	8,086,280	104,135	8,190,415	(9,243)	(880)	(10,123)
There were no treasury shares in the comparative periods presented for the three months to June 2020 or June 2019.
Warrants
There were no warrants issued or exercised in the three months to June 30, 2021.
The outstanding warrants as of June 30, 2021 and March 31, 2021 amount to 30,735,950 with a fair value of EUR20.1 million. There were no outstanding warrants in the comparative periods presented to March 31, 2020 and 2019.

NOTE 10    Loans and borrowings

(EUR thousand)		As of June 30	As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2021	2021	2020
Long-term financing - Term senior debt		—	—	634,267
Long-term financing - Senior debt facility		630,000	630,000	—
Capitalized financing fees		(7,789)	(8,255)	(9,672)
Revolving Credit Facility (RCF)		99,000	99,000	—
Other bank overdraft		402	111	1,081
Total		721,613	720,856	625,676
Short-term portion		402	111	1,081
Long-term portion		721,211	720,745	624,595
Total		721,613	720,856	625,676

        9/3/21 2:03 PM

(EUR thousand)	As of June 30			As of March 31
	2021			2021			2020
	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest
Term senior debt	—	—	n.a.	—	—	n.a.	625,507	613,220	3.61%
Senior debt facility	622,211	648,218	3.35%	621,745	640,836	3.18%	—	—	n.a.
Capitalized financing fees - RCF	—	—	n.a.	—	—	n.a.	(912)	(912)	n.a.
Revolving Credit Facility (RCF)	99,000	99,000	n.a.	99,000	99,000	n.a.	—	—	n.a.
Total non-current	721,211	747,218		720,745	739,836		624,595	612,308
Other bank overdraft	402	402	n.a.	111	111	n.a.	1,081	1,081	n.a.
Total current	402	402		111	111		1,081	1,081

Total	721,613	747,620		720,856	739,947		625,676	613,389

Security
First-ranking security has been provided in favor of the lenders under the new SFA. This security includes pledges on the assets of material subsidiaries of the Company at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)	As of June 30	As of March 31
Security	2021	2021	2020
Pledge of shares of consolidated companies (net equity in subsidiaries)	221,687	236,808	93,743
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	19,299	17,609	94,286
Pledge of cash in hand	5,565	4,918	169,952

Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as of June 30, 2021 are limited to EUR18.2 million (EUR18.2 million as of March 31, 2021, EUR21.4 million as of March 31, 2020). The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.
Revolving Credit Facilities
The total drawings under the RCF as of June 30, 2021 were EUR99.0 million ( EUR99.0 as of March 31, 2021 and EUR0.9 million under the old RCF as of March 31, 2020). At this moment, Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

        9/3/21 2:03 PM

NOTE 11    Deferred income tax assets and liabilities

(EUR thousand)	Three months ended June 30
Deferred income tax asset	2021	2020	2019
Opening balance as of April 1	30,592	12,349	10,864
Deferred tax additions	2,921	989	318
Exchange differences	(199)	1,056	(57)
Closing balance as of June 30	33,314	14,394	11,125

(EUR thousand)	Three months ended June 30
Deferred income tax liability	2021	2020	2019
Opening balance as of April 1	19,582	34,564	49,376
Deferred tax utilization	(3,671)	(4,550)	(3,816)
Exchange differences	(34)	922	(54)
Closing balance as of June 30	15,877	30,936	45,506
The movement in the deferred income tax asset balance is primarily the result of deferred tax assets recognized on the tax losses of the period in operating entities due to COVID-19 business downturn. The movement on the deferred income tax liability results from the reversal of taxable temporary differences recognized due to purchase price allocations in past acquisitions.
The entities that were profit-making prior to the pandemic are expected to recover gradually as international travel will resume and as further described in Note 15 (COVID-19 Considerations).

        9/3/21 2:03 PM

NOTE 12    Business combinations
On March 19, 2021, the Group acquired 100% of the share capital of ZigZag Global Ltd., a UK-based company operating in the e-commerce sector for a total consideration of EUR66.4 million. Details of this business combination were disclosed in Note 37 of the Group’s financial statements for the year ended March 31, 2021.
The fair value of the put options associated with the transaction has been remeasured as of June 30, 2021 and, as a result, EUR0.3 million have been charged to the income statement for the three months ended June 30, 2021.
There were no changes in the fair value of the contingent consideration during the three months ended June 30, 2021.

NOTE 13     Fair value of financial assets and liabilities not measured at fair value

In case of the following short-term financial instruments the carrying amount is a reasonable approximation of the fair value:
a.Trade receivables
b.Other current receivables
c.Income tax receivables
d.Prepaid expenses
e.Trade payables
f.Other current liabilities
g.Accrued liabilities
h.Current income tax liabilities
The fair value of the other non-current other receivables does not differ significantly from the book value. The major part of the non-current other receivables is related to deposits paid for rental of different facilities.
Non-current loans and borrowings include the Senior term debt of which the fair value is disclosed in Note 10 and is categorized as Level 2 within the fair value hierarchy.
Movements in the fair value of these instruments was immaterial, and there were no transfers between fair value hierarchy levels, during the period.
Other long term liabilities include the put options related to the ZigZag acquisition (Note 12). These have been valued at fair value using an option pricing methodology (Monte Carlo simulations) based on projected gross profit distribution and is categorized as Level 3 within the fair value hierarchy due to the unobservable inputs utilized in the valuation.
Other short term liabilities include the contingent consideration related to the ZigZag acquisition (Note 12) valued at fair value, categorized as Level 3. The contingent consideration is in the form of an earn-out based on the achievement of a target level of ZigZag´s gross profit in 2021 and will be settled in cash. The maximum undiscounted consideration is EUR11.7 million. There has been no change in the unobservable inputs during the three months ended June 30, 2021.
        9/3/21 2:03 PM

The following table presents the changes in Level 3 instruments for the three months ended June 30, 2021:

(EUR thousand)	Put options	Contingent consideration
Opening balance as of April 1, 2021	7,423	9,618
Charge recognized in income statement	289	—
Exchange differences	(49)	(63)
Closing balance as of June 30, 2021	7,663	9,555

        9/3/21 2:03 PM

NOTE 14    Shareholders of Global Blue Group Holding AG
For the three months ended June 30, 2021, there was no change in the ownership structure of the Company.

	Shareholders of Global Blue Group Holding AG
	as of June 30, 2021
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Global Blue Holding LP	—	—	—	—
Silver Lake and Affiliates (1)	98,017,072	11,970,487	109,987,559	55.5%	6,548,415
Partners Group and Affiliates (2)	40,442,783	4,939,137	45,381,920	22.9%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
Tom Farley	3,723,363	—	3,723,363	1.9%	—
Management	4,297,259	774,753	5,072,012	2.6%	—
EBT	1,086,280	104,135	1,190,415	0.6%	516,317
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.0%	516,317
Other Shareholders	20,468,205	—	20,468,205	10.3%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	7,000,000	5,929,477	12,929,477		—
Total incl. GB Group	187,534,962	23,717,989	211,252,951		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2021
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Global Blue Holding LP	—	—	—	—
Silver Lake and Affiliates (1)	98,017,072	11,970,487	109,987,559	55.5%	6,548,415
Partners Group and Affiliates (2)	40,442,783	4,939,137	45,381,920	22.9%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
Tom Farley	3,723,363	—	3,723,363	1.9%	—
Management	4,297,259	774,753	5,072,012	2.6%	—
EBT	1,086,280	104,135	1,190,415	0.6%	516,317
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.0%	516,317
Other Shareholders	20,468,205	—	20,468,205	10.3%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	7,000,000	5,929,477	12,929,477		—
Total incl. GB Group	187,534,962	23,717,989	211,252,951		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2020
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Global Blue Holding LP	40,000,000	—	40,000,000	100.0	—
Total excl. GB Group	40,000,000	—	40,000,000	100.0%	—
GB Group	—	—	—		—
Total incl. GB Group	40,000,000	—	40,000,000		—

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes GB Group

        9/3/21 2:03 PM

Ordinary shares
For the three months ended June 30, 2021, there was no change in the conditions for the Ordinary shares. Please refer to Note 9 for details.
Preference shares
For the three months ended June 30, 2021, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares. Please refer to Note 9 for details.
Warrants
For the three months ended June 30, 2021, there was no change in the conditions for the Warrants. Please refer to Note 9 for details.

        9/3/21 2:03 PM

NOTE 15    COVID-19 Considerations
On March 11, 2020, the World Health Organization recognized a novel strain of coronavirus (with the resulting illness referred to as COVID-19) as a pandemic.
Governments of many countries, regions, states and cities have taken preventative measures to try to contain the spread of the coronavirus. These measures have included imposing restrictions on international travel and closing borders to all non-essential travel, business closures and social distancing. Additionally, many businesses have voluntarily chosen or been mandated to temporarily close their operations and limit business-related travel, and individuals have decided to postpone or cancel leisure travel on an unprecedented scale. Collectively, these measures have severely curtailed international travel and diminished the level of economic activity around the world, including in the international travel and extra-regional shopping sectors.
Impact on Global Blue
The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition.
As a result of various waves of COVID-19 outbreak cases across Europe, governments have still not fully reopened n the economy for travel, especially into the EU. Following the approvals of various COVID-19 vaccines and progressive roll-out of vaccination, it is expected that shops will reopen and international travel will resume gradually over time.
Global Blue has adopted a wide range of short-term measures to reduce its monthly cash expenditures while still maintaining core internal functions, serving clients who remain active and preserving the ability to ramp-up operations to capture volume rebound. These short-term measures included the following impacts to personnel and non-personnel costs:
Personnel costs:
Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
Non-personnel costs:
Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing Global Blue to postpone certain tax payments.
Global Blue’s average monthly Fixed Adjusted Operating expenses (Operating expenses excluding exceptional items and depreciation and amortization) for the three months ended June 30, 2021 was EUR7.5 million.
Liquidity and Capital Resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Historically our principal sources of liquidity include cash flow
        9/3/21 2:03 PM

from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplemental Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of 12 months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the ongoing COVID-19 pandemic, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Assuming a longer travel disruption, the cash balance is expected to gradually decrease as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows for monthly expenditures and to settle longer-dated merchant payables and (iii) monthly cash expenditures.
Once the COVID-19 pandemic subsides and international travel and global economic activity resumes, Global Blue might experience rapid volume growth (assuming a quick recovery to pre-pandemic levels), which would lead to a temporary surge of its net working capital and liquidity needs. We expect this would be funded through cash and cash equivalents on our statement of financial position and bank overdraft facilities. Given the global and evolving nature of the pandemic and its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the level of our working capital needs for the financial year ending March 31, 2022 cannot be accurately quantified at this time.
The Company requires and will need significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and, in certain cases, expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. The Company could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to the Company, or at all.
As of June 30, 2021, the Company had cash and cash equivalents of EUR135.2 million, which were predominantly held in Euro, which includes a drawn EUR99.0 million revolving credit facility, which was drawn as a precautionary measure without specific use of the cash proceeds and which is held on the balance sheet. As of June 30, 2021, the Company had EUR721.6 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR622.2 million in long-term financing (borrowings of EUR630.0 million less EUR7.8 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.4 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR82.1 million comprising of EUR63.1 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million funded by certain selling shareholders), EUR18.2 million of uncommitted local credit lines and RCF availability of EUR0.8 million.

Global Blue’s trade payables decreased from EUR147.5 million as of March 31, 2021 to EUR145.2 million as of June 30, 2021. Of the remaining June 30, 2021 balance, EUR45.9 million represents payables to merchants for
        9/3/21 2:03 PM

revenue shares generally subject to those merchants having settled their respective outstanding VAT receivables or representing a credit for merchants to buy Global Blue’s marketing and BI services. In addition, EUR74.8 million represents a payable related to unsuccessful refunds (i.e., payments to international shoppers that have not been completed successfully and thus the amounts remain unclaimed). As a result of this payable having been accumulated over multiple years and based on past experience, Global Blue does not expect its unsuccessful refunds balance to fluctuate in the coming 12 months in a manner that would be material to its overall liquidity position.
Global Blue’s trade receivables increased from EUR31.3 million as of March 31, 2021 to EUR41.3 million as of June 30, 2021, mainly due to increased business activities with additional VAT receivables to merchants. In the initial months following travel disruptions such as the ongoing COVID-19 pandemic, Global Blue generates cash from collecting near-term VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. The Company believes that its cash and cash equivalents, the Supplemental Liquidity Facility and our local credit lines will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of these financial statements. Given the near-term impacts of the COVID-19 pandemic, and that the exact timing of the revenue recovery to pre-COVID-19 levels are based on the uncertainties of the pandemic and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view.
In scenarios wherein the low volume environment persists, Global Blue took into account its current run-rate monthly cash expenditure of approximately EUR11.9 million (Fixed Adjusted Operating Expenses EUR7.5 million , Capital Expenditures EUR1.5 million, Lease payments EUR1.0 million and Interest EUR1.8 million ), as well as the fact that while certain short-term cost savings initiatives are associated with government schemes that have started to expire or will expire over the coming months (unless they are extended), management’s permanent cost-savings will partially offset the expiration of these schemes and therefore keep the monthly expenditures materially below the EUR19.7 million pre-COVID-19 level.

NOTE 16    Events after the reporting period
There were no significant events after the reporting period.

        9/3/21 2:03 PM

Exhibit 99.1

Q1 2021-2022 EARNINGS RELEASE
NEW FINANCIAL MATERIALS
ON GLOBAL BLUE WEBSITE

Eysins, Switzerland, September 3, 2021

Global Blue Group Holding AG (NYSE: GB and GB.WS) announced that, later today, on September 3, 2021, it will release its first quarter results for the three-month period ended June 30, 2021.

This earnings release will include the Management’s Discussion and Analysis of Financial Position and Results of Operations (MD&A) in addition to the accompanying Consolidated Financial Statements and the Investors presentation. An audio recording of commentary on the Q1 results by Jacques Stern, Chief Executive Officer of Global Blue, and Loic Jenouvrier, Chief Financial Officer of Global Blue, will also be made available.

These materials will be available on Global Blue’s Corporate website, www.globalblue.com/corporate and can be found in the ‘Investors’ section, under the ‘Financial publications’ and ‘Regulatory information & SEC filings’ subsections.

CONTACTS
Media : Domitille Pinta, VP Communications
+33 6 11 07 52 90 - dpinta@globalblue.com

General Enquiries: ir@globalblue.com

ABOUT GLOBAL BLUE
        9/3/21 2:03 PM

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, it has become the leading strategic technology and payments partner, empowering merchants to capture the growth of international shoppers.

The Group connects all stakeholders involved in the international shopping ecosystem, helping:

•More than 29 million international shoppers receive a seamless and personalised shopping experience, enabling them to claim back the VAT on their eligible purchases when they shop abroad and to pay in their home currency at a guaranteed best rate,
•More than 300,000 points of sale, including leading department stores and luxury brands, identify growth opportunities through smart data and intelligence solutions, increase footfall through data-driven marketing solutions and convert traffic into merchant revenue through innovative in-store technologies,
•More than 50 acquirers, at around 130,000 points of interaction, benefit from additional revenue streams and offer merchants and travellers Dynamic Currency Conversion options and other Added-Value Payment Solutions,
•Customs & authorities in more than 40 countries increase country attractiveness and ensure a secure and compliant Tax Free Shopping scheme.

Pre-covid figures

Global Blue is listed on the NYSE under the ticker [GB].
For more information, visit http://www.globalblue.com/corporate/
        9/3/21 2:03 PM